UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
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                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


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The following are included in this report on Form 6-K:

                                                                 Sequential
     Exhibit                  Description                        Page Number
     -------                  -----------                        -----------

       1.         Press    release   on   ALVARION    AND
                  ELECTRONIC   TECHNOLOGIES   TO   DEPLOY
                  CITYWIDE  BROADBAND  NETWORK IN LENEXA,
                  KANSAS   , dated August 22, 2005                     4





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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: August 22, 2005               By: /s/ Dafna Gruber
                                       -------------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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

                                    EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252 ..                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com     carmen.deville@alvarion.com
-------------------------     ---------------------------

                  FOR IMMEDIATE RELEASE

ALVARION AND ELECTRONIC TECHNOLOGIES TO DEPLOY CITYWIDE BROADBAND NETWORK IN LENEXA, KANSAS

Alvarion's BreezeACCESS(R) to Contribute to Reducing Traffic Congestion and Pollution While Providing Connectivity for Government Buildings and Vehicles

                                      ----

Mountain View, CA and Tel-Aviv, Israel - August 22, 2005 - Alvarion Ltd, (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced that the City of Lenexa, Kansas, has selected Alvarion and its systems integration partner, Electronic Technologies, to deploy a citywide mobile and fixed wireless broadband network. Designed to connect government buildings, municipal vehicles, traffic signals, and video cameras throughout Lenexa, the network will improve city operations and efficiency while reducing monthly expenditures on telecommunications. In addition, improved traffic flows from networked traffic lights will contribute to a reduction in local air pollution.

"We are using Alvarion's BreezeACCESS(R) VL to connect buildings, cameras and traffic system locations that would be cost prohibitive to connect with fiber," says Michael Lawrence, Lenexa's CTO. "In addition, we will use the BreezeACCESS 900 platform to broadband to our municipal vehicles. We expect that this combined fixed and mobile, point-to-multi-point network should yield the city tremendous cost savings while increasing the productivity of city workers to the equivalent of 2 hours a day by having broadband data speeds while out in the field."

Using Alvarion's BreezeACCESS VL, a widely deployed, high-capacity broadband platform with non line-of-sight capability, combined with BreezeACCESS 900, the system offers real-time broadband connectivity in the vehicle by placing a CPE in the car. The first phase of completion, covering over ten square miles, is scheduled for the end of this month. A second phase is planned to extend coverage to the city's thirty square miles.

Funding became available through the city's involvement in Operation Greenlight, a nineteen city, multi-agency collaborative effort in the greater Kansas City area organized to reduce pollution and create savings through improved traffic flow. Operation Greenlight is a regional initiative of Mid-America Regional Council, or MARC.


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"Lenexa is a showcase for cities interested in bringing broadband services to their employees and citywide operations for cost-effectiveness, better traffic control and reduced air pollution," said Amir Rosenzweig, President of Alvarion, Inc. "We applaud the efforts of Lenexa and look forward to further opportunities in other cities to demonstrate how wireless connectivity translates to a multitude of benefits for the entire municipal ecosystem."

About the City of Lenexa

The City of Lenexa is a growing community in Johnson County, Kansas, part of the greater Kansas City Metro area. With a bedroom population of some 46,000 citizens, and, as Lenexa is host to many high tech companies, the community swells to over 120,000 during the day. For many years, Lenexa has been a municipal leader in internet access, E-Gov applications, high speed private network (ADSL) connectivity for key city employees, etc. In addition Lenexa has also won numerous awards for its avant-garde deployment of technology, and has often been used as a role model for other communities.

About Electronic Technologies, Inc.

Established in 1994, Electronic Technology, Inc. is a woman owned network integration business located in the Kansas City area. The company's network system engineers have over 70 years of combined computer, video and wireless knowledge and experience.

About Alvarion

With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband, providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in


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the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission. Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653




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